UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 29, 2023

SPIRIT REALTY CAPITAL, INC.

(Exact name of Registrant as Specified in Its Charter)

Maryland	001-36004	20-1676382
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2727 North Harwood Street
Suite 300
Dallas, Texas	75201
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (972) 476-1900

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.05 par value per share	SRC	New York Stock Exchange
6.000% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share	SRC-A	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

As previously disclosed, on October 29, 2023, Spirit Realty Capital, Inc. (“Spirit”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Realty Income Corporation (“Realty”) and its subsidiary Saints MD Subsidiary, Inc., pursuant to which Spirit will become a subsidiary of Realty Income upon the closing through a merger (the “Merger”).

And, as previously disclosed, to mitigate the impact of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, in connection with the transactions contemplated by the Merger Agreement, the Board of Directors (the “Board”) of Spirit approved the accelerated vesting in 2023 of the performance share awards granted in 2022 and 2023 at target for each of the named executive officers. Each of the named executive officers entered into an agreement (the “Repayment Agreement”) with the Company, pursuant to which the executive is required to repay the accelerated awards in certain circumstances.

To further mitigate the impact of Sections 280G and 4999 and based on current estimates of performance of the performance share awards granted in 2022 and 2023, the Board approved the accelerated vesting in 2023 of an additional number of shares underlying such awards for each of the named executive officers. Each of the named executive officers has entered into an amended and restated Repayment Agreement, pursuant to which the executive is required to repay to the Company (a) if the Merger does not occur and the Merger Agreement is terminated, all accelerated shares underlying the performance share awards, or (b) if the number of shares that vest upon the closing of the Merger in accordance with the Merger Agreement is less than the number of shares accelerated, the excess shares accelerated.

Forward Looking Statements

This Current Report on Form 8-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These forward-looking statements can be identified by the use of words and phrases such as “preliminary,” “expect,” “plan,” “will,” “estimate,” “project,” “intend,” “believe,” “guidance,” “approximately,” “anticipate,” “may,” “should,” “seek,” or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate to historical matters but are meant to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions of management. These forward-looking statements are subject to known and unknown risks and uncertainties that you should not rely on as predictions of future events. Forward-looking statements depend on assumptions, data and/or methods which may be incorrect or imprecise, and Spirit Realty Capital, Inc. (“Spirit”) may not be able to realize them. Spirit does not guarantee that the events described will happen as described (or that they will happen at all). The following risks and uncertainties, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: risks that the transaction disrupts current plans and operations; the outcome of any legal proceedings related to the transaction; the ability of the Spirit and Realty Income Corporation (“Realty Income”) to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Spirit to operate its businesses and attract, retain and hire key personnel and to maintain favorable business, tenant, employee and third-party relationships; industry and economic conditions; volatility and uncertainty in the financial markets, including potential fluctuations in the Consumer Price Index; Spirit’s success in implementing its business strategy and its ability to identify, underwrite, finance, consummate, integrate and manage diversified acquisitions or investments; the financial performance of Spirit’s retail tenants and the demand for retail space; Spirit’s ability to diversify its tenant base; the nature and extent of future competition; increases in Spirit’s costs of borrowing as a result of changes in interest rates and other factors; Spirit’s ability to access debt and equity capital markets; Spirit’s ability to pay down, refinance, restructure and/or extend its indebtedness as it becomes due; Spirit’s ability and willingness to renew its leases upon expiration and to reposition its properties on the same or better terms upon expiration in the event such properties are not renewed by tenants or Spirit exercises its rights to replace existing tenants upon default; the impact of any financial, accounting, legal or regulatory issues or litigation that may affect Spirit or its major tenants; Spirit’s ability to manage its expanded operations; Spirit’s ability and willingness to maintain its qualification as a REIT under the Internal Revenue Code of 1986, as amended; the impact on Spirit’s business and those of its tenants from epidemics, pandemics or other outbreaks of illness, disease or virus; and other risks inherent in the real estate business, including tenant defaults, potential liability relating to environmental matters, illiquidity of real estate investments and potential damages from natural disasters. These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus, along with any amendment thereto that were filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4, including any amendments, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Spirit’s and Realty Income’s respective periodic reports and other filings with the SEC, including the risk factors identified in Spirit’s and Realty Income’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Spirit nor Realty Income undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Realty Income filed with the SEC a registration statement on Form S-4, along with an amendment, that includes a proxy statement of Spirit that also constitutes a prospectus of Realty Income. Each of Spirit and Realty Income may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Spirit or Realty Income have filed or may file with the SEC. The definitive proxy statement/prospectus will be mailed to stockholders of Spirit. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Spirit, Realty Income and the proposed transaction through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Spirit will be available free of charge on Spirit’s website at investors.spiritrealty.com or by contacting Spirit’s Investor Relations department by mail at Investor Relations, 2727 North Harwood Street, Suite 300, Dallas, TX. Copies of the documents filed with the SEC by Realty Income will be available free of charge on Realty Income’s website at www.realtyincome.com/investors or by contacting Realty Income’s Investor Relations department at 858-284-5000.

Participants in the Solicitation

Realty Income, Spirit and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Realty Income, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Realty Income’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on March 31, 2023, and Realty Income’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 22, 2023. Information about the directors and executive officers of Spirit, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Spirit’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2023, and Spirit’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 28, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials that have been and may be filed with the SEC regarding the proposed transaction. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Spirit or Realty Income using the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPIRIT REALTY CAPITAL, INC.

By:	/s/ Michael Hughes
Name:	Michael Hughes
Title:	Chief Financial Officer and Executive Vice President

Dated: January 2, 2024